Exhibit 99.1

MEDIA RELEASE

July 18, 2022

Algoma Steel Group Announces OSC Relief in Substantial Issuer Bid

SAULT STE. MARIE, ONTARIO (July 18, 2022) – Algoma Steel Group Inc. (NASDAQ: ASTL; TSX: ASTL) (“Algoma” or the “Company”) announced today that the Ontario Securities Commission (the “OSC”) has granted an exemptive relief order (the “Relief Order”) exempting Algoma from complying with the requirement that Algoma first takes up all of its common shares (the “Shares”) deposited under its currently underway substantial issuer bid (the “Offer”) before extending the expiration date of the Offer, if Algoma ultimately determines to extend the Offer in the circumstance where the Offer is undersubscribed.

The Offer by Algoma is being made by way of a “modified Dutch Auction”, allowing shareholders who choose to participate in the Offer to individually select the price, within a price range of not less than US$8.75 and not more than US$10.25 per Share (in increments of US$0.10 per Share), at which they will tender their Shares to the Offer. Upon expiry of the Offer, Algoma will determine the lowest purchase price (which will not be more than US$10.25 per Share and not less than US$8.75 per Share) that will allow it to purchase the maximum number of Shares properly tendered to the Offer, and not properly withdrawn, having an aggregate purchase price not exceeding US$400 million. Please refer to the Company’s press release dated June 21, 2022 for further details regarding the Offer.

The Offer is not conditional upon any minimum number of Shares being tendered. The Offer is, however, subject to other conditions described in the tender offer statement on Schedule TO, including an offer to purchase, a letter of transmittal for registered shareholders and related documents, filed by Algoma with the United States Securities and Exchange Commission (the “SEC”), and a separate issuer bid circular (the “Bid Circular”), letter of transmittal for registered shareholders and related documents, filed by Algoma with Canadian securities regulatory authorities, available under the Company’s profile on EDGAR at www.sec.gov. and SEDAR at www.sedar.com, respectively.

The Offer is currently open for acceptance until 5:00 PM (Eastern time) on July 27, 2022 (the “Expiration Date”), unless withdrawn, extended or varied by Algoma. The Company reserves the right, in its sole discretion (i) to terminate the Offer and not take up and pay for any Shares not theretofore taken up and paid for upon the occurrence of certain events and (ii) at any time or from time to time prior to the Expiration Date, to amend the Offer in any respect, including increasing or decreasing the number of Shares the Company may purchase or the range of prices it may pay pursuant to the Offer, subject to compliance with applicable securities legislation.

As set out in Bid Circular, Algoma applied for exemptive relief from the OSC to permit Algoma to extend the Offer in circumstances in which all of the terms and conditions of the Offer have either been satisfied or waived by Algoma, without first taking up Shares which have been deposited (and not withdrawn) before the Offer’s expiry date (the “Extension Relief”). On July 15, 2022, the OSC granted Algoma the Relief Order providing the Extension Relief which will allow Algoma to, subject to the conditions in the Relief Order, elect to extend the Offer without first taking up all the Shares deposited and not withdrawn under the Offer.

At this time, Algoma has not yet determined if it will extend the Offer, and the expiration of the Offer remains the Expiration Date, which for greater certainty is July 27, 2022. Algoma will determine whether it will extend the expiration of the Offer beyond the Expiration Date once it determines how many Shares have been tendered (and not withdrawn) under the Offer, and considers all relevant circumstances. In the event the Offer is extended, Algoma will provide a further news release disclosing the details of such extension.

Algoma has engaged BMO Nesbitt Burns Inc. and BMO Capital Markets Corp. to act as financial advisors and dealer managers (the “Dealer Managers”) for the Offer and TSX Trust Company to act as depositary (the “Depositary”). Any questions or requests for information regarding the Offer may also be directed to the Dealer Managers or the Depositary.

This news release is for informational purposes only and is not intended to and does not constitute an offer to purchase or the solicitation of an offer to sell Shares. The solicitation and the Offer are only being made pursuant to the Offer documents filed with securities regulatory authorities, including a tender offer statement on Schedule TO, including an offer to purchase, a letter of transmittal and related documents, filed by Algoma with the SEC, and a separate issuer bid circular and related documents filed by Algoma with the OSC. The Offer is not be made to, nor will tenders be accepted from or on behalf of, holders of Shares in any jurisdiction in which the making or acceptance of offers to sell Shares would not be in compliance with the laws of that jurisdiction. The Board of Directors of Algoma has approved the Offer, however, none of Algoma, its Board of Directors, the Dealer Managers or the Depositary makes any recommendation to shareholders as to whether to tender or refrain from tendering any or all of their Shares pursuant to the Offer, whether shareholders should elect an auction tender or a purchase price tender or the purchase price or prices at which shareholders may choose to tender Shares. SHAREHOLDERS ARE STRONGLY URGED TO CAREFULLY READ THE TENDER OFFER STATEMENT REGARDING THE OFFER, OFFER TO PURCHASE, ISSUER BID CIRCULAR, THE LETTER OF TRANSMITTAL AND RELATED DOCUMENTS FILED WITH SECURITIES REGULATORY AUTHORITIES, AS THEY MAY BE AMENDED FROM TIME TO TIME, BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Shareholders may obtain free copies of the offer to purchase, issuer bid circular, the letter of transmittal and related documents filed with the SEC at the website maintained by the SEC at www.sec.gov or with Canadian securities regulatory authorities under the Company’s profile on SEDAR at www.sedar.com. Shareholders may also obtain those materials from the Depositary. Shareholders are urged to read those materials and evaluate carefully all information related to the Offer, consult their own financial, legal, investment and tax advisors and make their own decisions as to whether to deposit Shares pursuant to the Offer and, if so, how many Shares to deposit and at what price.

Advisory Regarding Forward-Looking Statements

This news release contains forward-looking statements or information (collectively, “forward-looking statements”) within the meaning of applicable securities legislation, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward looking statements include: terms of the Offer, including price range and number of the Shares Algoma may purchase under the Offer; timing for launch and completion of the Offer; and sources and availability of funding for the Offer. Forward-looking statements involve assumptions, risks and uncertainties that may cause such statements not to occur or results to differ materially. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to, the risks that Algoma will be unable to realize its business plans and strategic objectives, including its investment in electric arc furnace steelmaking and the retirement of certain secured long term debt; the risks associated with the steel industry generally; the impact of Share price volatility on the Offer; receipt of regulatory approvals for the Offer documents; satisfaction of conditions associated with the Offer, including the impact of Share price volatility on completing the Offer; risk that the Offer will not be completed on the terms described in this press release or previously disclosed by the Company (including the price range and number of Shares Algoma may purchase under the Offer) or at all; changes in general economic conditions, including as a result of the COVID-19 pandemic, inflation and the ongoing conflict in Ukraine; and other risks and uncertainties as described in the Annual Report on Form 20-F filed by Algoma with the OSC (available under Algoma’s SEDAR profile at www.sedar.com) and with the SEC (available at www.sec.gov), as well as in the other documents Algoma has filed with the OSC and the SEC. Forward-looking statements speak only as of the date they are made. Although Algoma believes such forward-looking statements are reasonable, there can be no assurance they will prove to be correct. The above assumptions, risks and uncertainties are not exhaustive. Forward-looking statements are made as of the date hereof and, except as required by law, Algoma undertakes no obligation to update or revise any forward-looking statements.

About Algoma Steel Group Inc.

Based in Sault Ste. Marie, Ontario, Canada, Algoma is a fully integrated producer of hot and cold rolled steel products including sheet and plate. With a current raw steel production capacity of an estimated 2.8 million tons per year, Algoma’s size and diverse capabilities enable it to deliver responsive, customer-driven product solutions straight from the ladle to direct applications in the automotive, construction, energy, defense, and manufacturing sectors. Algoma is a key supplier of steel products to customers in Canada and Midwest USA and is the only producer of plate steel products in Canada. Algoma’s mill is one of the lowest cost producers of hot rolled sheet steel (HRC) in North America owing in part to its state-of-the-art Direct Strip Production Complex (“DSPC”), which is the newest thin slab caster in North America with direct coupling to a basic oxygen furnace (BOF) melt shop.

Algoma has achieved several meaningful improvements over the last several years that are expected to result in enhanced long-term profitability for the business. Algoma has upgraded its DSPC facility and recently installed its No. 2 Ladle Metallurgy Furnace. Additionally, Algoma has cost cutting initiatives underway and is in the process of modernizing its plate mill facilities.

Today Algoma is on a transformation journey, investing in its people and processes, optimizing and modernizing to secure a sustainable future. Our customer focus, growing capability and courage to meet the industry’s challenges head-on position us firmly as your partner in steel.

For more information, please contact:

Mike Moraca

Treasurer and Investor Relations Officer

Algoma Steel Inc.

Phone: 705.945.3300

E-mail: IR@algoma.com